UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                      (Check One):

 [  ] 	Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [ X] Form 10-Q
 [    ] Form N-SAR [   ]    for period ended:  October 1, 1995.

 [   ] 	Transition Report on Form 10-K
 [   ] 	Transition Report on Form 20-F
 [   ] 	Transition Report on Form 11-K
 [   ] 	Transition Report on Form 10-Q
 [   ] 	Transition Report on Form N-SAR
      	 For the Transition Period Ended:

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
 If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I -- REGISTRANT INFORMATION

 Full Name of Registrant:  Encore Computer Corporation
	Former Name if Applicable:

	Address of Principal Executive Office (Street and Number)
	6901 West Sunrise Boulevard
	Fort Lauderdale, Florida   33313

 PART II -- RULES 12b-25(b) and (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

       	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


 PART III -- NARRATIVE

 State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

 In the second quarter, Encore announced that the reseller agreement between Encore and Amdahl for the sale of Encore's Storage Products by Amdahl had been terminated. The Company's inventory levels and overhead costs were based on a plan designed to meet accelerating sales commitments defined in the Amdahl Agreement. Because of the implications resulting from termination of the Amdahl Agreement and the delay of the acceptance of the Company's new Storage Products in the market place, management decided to reassess the carrying value of the Company's inventory. Management is evaluating whether the Company's reserve for obsolescence is adequate in light of the above events. Until such reassessment is completed the Company cannot reasonably estimate its results of operations for the three and nine month periods ended October 1, 1995.

  PART IV -- OTHER INFORMATION

	(1) Name and telephone number of person to contact in regard to this notification:

	   Kenneth Silverstein                     305                797-5651
       	(Name)                            (Area Code)     (Telephone Number)

	(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
      Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
								[X] Yes     [ ] No

	(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
								[X] Yes     [ ] No

 	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          ENCORE COMPUTER CORPORATION

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date: November 16, 1995
                             	By: KENNETH G. FISHER
                                  Kenneth G. Fisher
                                  Chairman of the Board
                                  Chief Executive Officer

                              By: KENNETH S. SILVERSTEIN
                                  Kenneth S. Silverstein
                                  Corporate Controller
                                  Chief Accounting Officer

                                ENCORE COMPUTER CORPORATION
                        Attachment  per Instructions to Part IV(3)

 Total net sales for the first three and nine month periods of 1995 were $9,866,000 and $34,732,000 respectively compared to those for the first three and nine month periods of 1994, of $16,558,000 and $58,383,000, respectively.

 In the second quarter, Encore announced that the reseller agreement between Encore and Amdahl for the sale of Encore's Storage Products by Amdahl had been terminated. The Company's inventory levels and overhead costs were based on a plan designed to meet accelerating sales commitments defined in the Amdahl Agreement. Because of the implications resulting from termination of the Amdahl Agreement and the delay of the acceptance of the Company's new Storage Products in the market place, management decided to reassess the carrying value of the Company's inventory. Management is evaluating whether the Company's reserve for obsolescence is adequate in light of the above events. Until such reassessment is completed the Company cannot reasonably estimate its results of operations for the three and nine month periods ended October 1, 1995.

 In the third quarter lower selling, general and administrative expenses, lower interest expenses due to lower debt levels, and other expense improvements were more than offset by lower gross margins due in part to lower net sales, and increased research and development expenses incurred in connection with efforts to accelerate the completion of the Infinity Storage Product.

 Total assets decreased significantly for the nine month period ending October 1, 1995, compared to 1994. Upon completion of management's reassessment of the Company's inventory reserve for obsolesce, total assets may be further decreased for the nine month period ended October 1, 1995.